

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2015

Lei Chen
Chief Financial Officer
Hailiang Education Group Inc.
386, Jiefangbei Road
Diankou Town, Zhuji
Zhejiang Province, PRC 311814

> **Re: Hailiang Education Group Inc.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed March 20, 2015**
> **File No. 333-201263**

Dear Mr. Chen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 2, 2015 letter.

Prospectus Summary, page 1

1. You should consider including a reference to the proposed Foreign Investment Law's potential disruptive effect on your VIE structure on page 3 with a cross-reference to your risk factor disclosure detailing the nature of the risk.

Risk Factors, page 15

There are significant uncertainties under the Draft Foreign Investment Law…, page 30

2. Please revise this risk factor, including the heading, to state prominently the impact of the draft Foreign Investment Law, if adopted, on your business operations and financial results. Discuss what the status of your VIE entities would be under the draft Foreign Investment Law based upon your corporate structure after the offering and the application

of the proposed control provisions for determining whether a PRC domestic company is treated as a foreign-invested entity.

3. We note your disclosure that the draft Foreign Investment Law was open for public comments until February 17, 2015 and the uncertainty as to the enactment timetable. If there are established timeframes for elements of the regulatory process following the closing of the comment period, please disclose them.

Our independent registered public accounting firm may be temporarily suspended from practicing before the Securities and Exchange Commission…, page 40

4. Please revise the second paragraph of this risk factor as it appears to be missing words and contains errors that make it difficult to understand.

Management, page 119

Directors and Executive Officers, page 119

5. You disclose in Mr. Xiaohua Gu's biography that, since September 2011, he has been an independent director of China Education Alliance, Inc., "a public company listed on the New York Stock Exchange." It appears that the New York Stock Exchange delisted China Education Alliance at the beginning of 2012. Please revise this disclosure.

6. Please expand Mr. Fang Chu's biography to identify the "New York-based leading private equity investment firm" where he worked and his tenure there.

Underwriting, page 160

7. We note your response to prior comment 2 regarding the material listing requirements for the Nasdaq Global Market. As listing on the Nasdaq Global Market is a condition to the underwriter's obligation to offer and sell the ADSs, please explain the timing of the listing decision in relation to the timing of your offering and the underwriter's obligation to offer and sell the ADSs. Tell us when you expect to receive approval for listing.

Exhibit 5.1 Legality Opinion

8. We note that the legality opinion does not address the specific number of ordinary shares being registered and that you have not yet disclosed this offering information in your registration statement. Please file an updated opinion from counsel regarding the legality of the specific number of ordinary shares being offered and sold pursuant to the registration statement.

You may contact Sharon Virga, Staff Accountant, at 202-551-3385 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please Brandon Hill, Attorney Advisor, at 202-551-3268; Kathleen Krebs, Special Counsel, at 202-551-3350; or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Benjamin Su, Esq.
Kirkland & Ellis LLP